Exhibit 4.10

SCHEDULE 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)

331 Rue Brassard

Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

March 24, 2021

3.	News Release

A news release, in French and English versions, was issued on March 24, 2021 through Globe Newswire and filed on SEDAR.

4.	Summary of Material Change

The Corporation announced share consolidation in further preparation for potential U.S. listing, following overwhelming shareholders' support.

5.	Full Description of Material Change

The Corporation announced that, in connection with its previously announced evaluation of an additional listing of the Corporation's common shares (the "Common Shares") on a U.S. stock exchange, and following the approval of its shareholders by a majority of 98.43%, the Corporation is implementing a consolidation of its outstanding Common Shares on the basis of one new Common Share for every ten outstanding Common Shares as of March 24, 2021 (the "Consolidation Ratio").

The Consolidation Ratio was determined by the Corporation's Board of Directors in accordance with the parameters authorized by the Corporation's shareholders at the Corporation's special meeting of shareholders held on March 23, 2021. The consolidation took effect on March 24, 2021, and the Common Shares are expected to commence trading on the TSX Venture Exchange on a post-consolidation basis beginning at the open of markets on or about March 31, 2021. Immediately prior to the consolidation, there were 370,558,932 Common Shares issued and outstanding, and it is expected that there will be 37,055,893 Common Shares issued and outstanding following the consolidation, subject to rounding for any fractional Common Shares. No fractional Common Shares will be issued as a result of the consolidation and the number of post-consolidation Common Shares to be received by a shareholder will be rounded up, in the case of a fractional interest that is 0.5 or greater, or rounded down, in the case of a fractional interest that is less than 0.5, to the nearest whole number of Common Shares that such holder would otherwise be entitled to receive upon the implementation of the consolidation.

Holders of Common Shares who hold uncertificated Common Shares (that is Common Shares held in book-entry form and not represented by a physical Common Shares certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Corporation's transfer agent or, for beneficial shareholders, by their brokerage firms, banks, trusts, or other nominees that hold in street name for their benefit. Such holders do not need to take any additional actions to exchange their pre-consolidation Common Shares for post-consolidation Common Shares.

Registered shareholders holding Common Shares certificates will be mailed a letter of transmittal advising of the consolidation and instructing them to surrender their Common Shares certificates representing pre-consolidation Common Shares for replacement certificates or a direct registration advice representing their post-consolidation Common Shares. Until surrendered for exchange, following the effective date of the consolidation, March 24, 2021, each Common Shares certificate formerly representing pre-consolidation Common Shares will be deemed to represent the number of whole post-consolidation Common Shares to which the holder is entitled as a result of the consolidation.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Mr. David Torralbo
Chief Legal Officer and Corporate Secretary
Telephone: (514) 605-6574

9.	Date of Report

March 25, 2021